UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2025

Jan F. van Eck
President and Chief Executive Officer
VanEck Avalanche ETF
666 Third Avenue, 9th Floor
New York, NY 10017

Re: VanEck Avalanche ETF
Amendment No. 2 to Registration Statement on Form S-1
November 26, 2025
File No. 333-285831

Dear Jan F. van Eck:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 10, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1

General

1. Please revise to disclose the percentage of the Trust's AVAX to be staked and tell us, with a view towards revised disclosure, whether a current percentage of the Trust's AVAX being staked will be made publicly available to investors on a regular basis, including on your website or otherwise.
2. We note your disclosure that you may seek to use or hold liquid staking tokens. To the extent you intend to list your shares under the exchange's generic listing standards, please tell us why you believe you are permitted to hold liquid staking tokens. Otherwise, please revise to remove references to using or holding liquid staking tokens or to clarify that they are not a permissible holding.

<u>Risk Factors</u>
<u>Risks Associated with AVAX And The Avalanche Network</u>
<u>The Trading Prices Of Many Digital Assets, Including AVAX, Have Experienced Extreme Volatility In Recent Periods..., page 17</u>

3. We note your revised disclosure under this heading that "[t]he price of some digital assets, including AVAX, has risen..." Please expand to provide quantitative information related to the price of AVAX illustrating this trend, or revise to clarify your disclosure.

<u>AVAX, AVAX Market, AVAX Exchanges and Regulation of AVAX</u>
<u>Creation of New AVAX</u>
<u>Initial Creation of AVAX, page 98</u>

4. Please expand to describe the progressive minting process by which the AVAX supply increases.

<u>The Trust's Staking Program, page 98</u>

5. Please revise your disclosure here to explain whether and to what extent you anticipate laddering staking terms and/or utilizing your buffer to manage liquidity in light of the two week minimum validation period.

Please contact Kate Tillan at 202-551-3604 or Jason Niethamer at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Clifford R. Cone, Esq.